TETRA TECHNOLOGIES, INC.

24955 Interstate 45 North

The Woodlands, TX 77380

(281) 367-1983

April 29, 2019

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Barberena-Meissner

Re:TETRA Technologies, Inc.

Registration Statement on Form S-3 (File No. 333-230818)

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, TETRA Technologies, Inc. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-230818) (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Eastern Time, on May 1, 2019, or as soon as practicable thereafter.

Very truly yours,

TETRA TECHNOLOGIES, INC.

By: /s/Bass C. Wallace, Jr.

Name: Bass C. Wallace, Jr.

Title: Senior Vice President and General Counsel